Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001-39405

Date: April 5, 2021

Beacon Street Group Announces Updated 2021 Performance Metrics

~ Form S-4 filed with SEC ~

~ 2021 Billings of $751 million from $693 million ~

~ Paid Subscribers of 1.1 million from 947,000 ~

~ Previously announced business combination is expected to close in the first half of 2021 ~

BALTIMORE, MD — (BUSINESS WIRE) — Beacon Street Group, LLC (“Beacon Street” or the “Company”), a leading multi-brand digital subscription services platform that provides premium financial research, software, education, and tools for self-directed investors, today announced an increase to certain of the projected 2021 performance metrics as the result of strong first quarter 2021 performance. Beacon Street previously announced that the Company entered into a definitive business combination agreement with Ascendant Digital Acquisition Corp. (NYSE: ACND) (“Ascendant”) on March 1, 2021.

For the full year 2021, the Company now projects Billings (amounts invoiced to customers) of $751 million, an increase of $58 million from the previously disclosed estimate of $693 million. Furthermore, the Company now projects having 1.1 million paid subscribers for the full year 2021, an increase of 137,000 from the previous estimate of 947,000. An updated investor presentation has been filed by Ascendant with the U.S. Securities and Exchange Commission (the “SEC”), and is available on the investors section of Beacon Street’s website, at www.beaconstreet.com/ir/.

In addition, on March 25, 2021, Ascendant filed a registration statement on Form S-4 with the SEC in connection with the proposed business combination with Beacon Street (the “Business Combination”), which includes a preliminary proxy statement/prospectus containing Beacon Street’s audited financial results for the year ended December 31, 2020. The transaction is expected to close in the first half of 2021. The timing of the closing of the transaction remains subject to customary closing conditions, including approval of Ascendant’s shareholders.

About Beacon Street Group

Founded with a mission to level the playing field for self-directed investors, today Beacon Street Group is a leading multi-brand subscription services platform providing premium financial research, software, education, and tools for investors.

With more than 20 years of operating experience, Beacon Street is currently comprised of 12 primary customer facing brands, offering more than 160 products, and serving a community of more than 10 million free and paid subscribers. Beacon Street’s products are a trusted source for high-value financial research, education, actionable investment ideas, and investment software. Beacon Street is a 100% digital, direct-to-consumer company offering its research across a variety of platforms including mobile, desktops, and tablets. Beacon Street has a proven, agile, and scalable platform and its vision is to become the leading financial wellness solutions platform for self-directed investors.

About Ascendant Digital Acquisition Corp.

Ascendant Digital Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Ascendant is focusing on businesses that operate within the “Attention Economy,” which includes various converging sectors, such as interactive entertainment, film/television, music, comics, board games, books, esports, live events and other forms of consumer entertainment, enabling services and technologies.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Ascendant filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Ascendant’s ordinary shares in connection with its solicitation of proxies for the vote by Ascendant’s shareholders with respect to the proposed Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. Ascendant’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Ascendant, Beacon Street and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Ascendant as of a record date to be established for voting on the Business Combination. Shareholders of Ascendant will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s shareholders in connection with the Business Combination. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in the proxy statement/prospectus for the Business Combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Beacon Street Investor Relations Contact

Shannon Devine

Solebury Trout

(800) 290-4113

ir@beaconstreet.com

Beacon Street Media Contact

Email: media@beaconstreet.com

Ascendant Investor Relations Contact

Cody Slach

Gateway Group

(949) 574-3860

ACND@gatewayir.com

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